Kamada Ltd.

7 Sapir St.

Kiryat Weizmann Science Park

P.O Box 4081

Ness Ziona 74140, Israel

May 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Mark Brunhofer Daniel Greenspan Sasha Parikh Amy Reischauer

Re:	Kamada Ltd.
Registration Statement Filed on Form F-1 Registration No. 333-187870

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Kamada Ltd. Registration Statement on Form F-1 (File No. 333-187870) to 4:00 p.m. Eastern Daylight Time on May 30, 2013, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Kamada Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Kamada Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Andrew D. Thorpe, Esq. of Morrison & Foerster LLP, counsel to Kamada Ltd., at (415) 268-6966 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours, KAMADA LTD. By: /s/ Gil Efron____________ Name: Gil Efron Title: Chief Financial Officer